Exhibit 99.1

Parc Club du Moulin à Vent — 33, Av. du Docteur Georges Lévy
69693 Vénissieux Cedex — France

June 8, 2005

Dear Fellow Shareholders,

I would like to comment on the five page letter of Mr. O. Schafer written on behalf of the OSS Shareholders.

There are five pages of personal attacks on my record of management of Flamel.

All his comments are based on wrong or limited information or, worse, on unsubstantiated information from unidentified third parties.

However, there are exactly eight lines in the five pages to describe his slate of directors. No plan. No management. No strategy.

What it is clear, at least, in his letter is:

“[T]he OSS Shareholders continue to believe in Flamel’s enormous potential. However, what they no longer believe in is Flamel’s ability under your leadership as Chairman and Chief Executive Officer to realize that long-term value for shareholders”.

The value of Flamel as an innovative company is largely based on the value of its people. Mr. Schafer denies my role in the success of Flamel today. Moreover, he attacks the ability and dedication of all of our people when he describes the present situation of Flamel as disastrous.

Let me give some concrete facts to help you to judge our track record and contribution to shareholder value based on our 15 years of experience in the business of drug delivery.

1	We have contributed positively to shareholder value over the long-term.

The management and the board are also concerned by the present value of our shares and it is our priority to improve the Company’s financial performance by achieving as quickly as possible some projects to put products on the market which are intended to create long-term and sustainable value for shareholders, together with our efforts to sign new deals.

A company like Flamel is based on innovation which cannot be appreciated based on a short period of time. Innovation that leads to real value can be obtained only over the long-term.

To invite you to vote for Mr. Schafer, he picked prices for your company at the top of the top and at the bottom of the bottom. The important focus of management and long-term investors should be on the business of the Company. We are committed to addressing shareholder value by signing new deals.

Five products are today in discussion for licensing. Two others could be available before year end. The company has a strong cash position to sign deals on good terms. We are confident in our chance of success. It is not the time to disrupt the management and, moreover, it is not the right decision.

In this highly challenging and competitive business, Flamel has today the highest stock price due to its business model, which avoids the typical large-scale dilution for developing technologies.

As you can observe, Enzon, where one of the OSS handpicked candidates, Mr. Randy H. Thurman, served as chairman, dropped from $62.06 to $5.85, one of the steepest declines during this period. Is this the kind of long-term sustainable shareholder value he will bring to Flamel?

2	The goal of Flamel’s management is to create long-term, sustainable shareholder value.

One challenge Flamel has to face is the recruitment of executive managers with international — specifically US — experience in business to work in Lyon, France. While this location can often be a problem for high senior level executives, we are committed to our deep roots in Lyon and in France. Mr. Schafer discussed the turnover we had in the business development position, but he failed to acknowledge that several otherwise qualified candidates could not manage the travel demands of this position.

We have now been fortunate to attract a new business development officer with extensive experience in drug delivery. Andy Francis has joined Flamel from a similar role at SkyePharma, where he was employed for 12 years, closing over 30 deals for their oral and inhalation technologies. Prior to that, he performed senior commercial roles with several international healthcare companies, including Dow Corning, Becton Dickinson, and Millipore. His goal now is to build an international business development team around him and leverage this experience to Flamel’s advantage. Most important, Mr. Francis has agreed to relocate to Lyon and we welcome him.

Drug delivery deals are becoming fewer in general and take longer to complete now than they did 5 or 6 years ago. This is partly due to the massive consolidation that has occurred in the mainstream pharmaceutical industry, which has created correspondingly fewer potential clients. Additionally, these new mega-firms have increasingly demanding requirements for in-depth due-diligence processes, and complex decision making machinery, which takes a lot of time to grind out a result. However, the industry is continuing to face major challenges which may be countered by intelligent application of drug delivery technology, at lower costs and risk of failure than those associated with drug discovery and NCE development. It is incumbent upon Flamel to ensure that it is in a position to identify such opportunities, close development and licensing agreements and so create sustainable value over the long term.

As I said previously, the limiting step in deal-making is always the due diligence process which is achieved by a powerful, well-trained technical team. That is why our number of deals are comparable with those of other US-based drug-delivery companies.

The last new licensing agreement signed by Alkermes, according to public information available to us, was in 2001, and the last one signed by Flamel was in 2004.

To face a new world of mega pharmaceutical companies, our board members are an important asset for Flamel because they:

•	give access to senior managers based on their network
•	help position our technologies for a large corporation where the power is divided between technical experts, marketing and managers.

Mr. Shafer charges that we have been “vague” with respect to disclosure of potential new partnerships. This charge demonstrates yet another apparent failure to understand our business. Premature disclosure of negotiations with potential partners does not benefit anyone, and could in fact lead to reduced terms, or failure of potentially promising discussions. This information is not, and should not be, disclosed.

Our plan is to maintain this well-trained technical team and to reinforce our business team. That is the key for successful deals in the future.

I believe Flamel is on the verge of success based on:

     Potential new deals in the near future.

•	Basulin
•	Genvir
•	Augmentin-XL
•	Compound-X
•	Oxycodone/Trigger lock
•	Interferon-a-XL
•	Interleukin-2-XL

We are currently in discussions with more than twelve companies in the aggregate for one or more of these products.

While there can be no assurance that any of these discussions will lead to signed deals, we are actively pursuing them and are optimistic about them.

     Marketing products.

•	The most important piece today is certainly the GlaxoSmithKline product, which could create sustainable revenues based on royalties in the relatively short term. Two years ago, our joint press release said that this product could generate in the first year for Flamel up to $20M. Since that time, sales for the product have increased substantially.

Completing our obligations to GSK is fundamental to our future success.

Mr Schafer, will you share with our other shareholders any written communications you have had from GSK management in respect of their program?

“The OSS Shareholders have learned that several potential partners have indicated an unwillingness to deal with Flamel because of the difficulty of dealing with you”.

This is an unsupported statement presumably from unidentified third parties. If Mr. Schafer has information concerning our potential partners’ dealings with us, he should share it with all shareholders.

3	Our Slate of Directors is Superior.

Mr. O.S. Schafer criticizes the current management and the board of Flamel, but provides very little information in support of his friends and acquaintances.

It is important to understand Valeant and Flamel are direct competitors with one another on hepatitis C treatment.

Valeant is developing the Viramidine® product to replace Ribavirin®. Ribavirin has no patent protection. Flamel is actively developing a Micropump® formulation to improve the present Ribavirin drug which still appears to be showing better efficacy than Viramidine (See Valeant’s Phase IIa results). Mr. Schafer does not address how this conflict would be managed and whether the existence of the conflict would render his three member slate, effectively, a two-member slate.

Concerning Mr. Elie Vannier, it is mentioned that he has a deep operating and financial experiences and has served as chairman of the French Center for the Study of Corporate Governance. We have been informed that Mr. Vannier is currently the subject of legal action by the AMF (l’Autorité des Marché Financiers) in France and that the matter is before the French courts. We ask you, Mr. Schafer, to inform our fellow shareholders of the nature of the charges made by the AMF and the results of legal proceedings to date.

Finally, he does not even pretend that his third candidate has any relevant background in pharmaceutical industry.

A strong, well-informed team of directors is needed to create sustainable, long-term growth. As I said before, this business is not improvisational, either at the board of directors level or at the management level.

Mr. Schafer asks you, the shareholders, to follow him with no plan, no management and three directors about whom there is little information to commend them.

4	Flamel’s Management position.

The following was expressed to me by our management team in the form of a letter signed by twelve executives:

Today, the Management Team shares a common and clear vision of the Company and of its expected performance, thanks to G. Soula’s expert management and guidance. Based on this vision and its consequences in terms of strategy, the management of Flamel has a clear vision for the future.

Our team is constantly involved in the due diligence process with potential partners, both for Medusa® and Micropump®, to permit the signature of new deals with big pharmaceutical companies.

Management is also fully aware of the challenges that it is facing. With no pharmaceutical product on the market, our priority is to achieve the industrialization of our innovations. We are convinced G. Soula’s strong experience in the industry is a key factor for our success.

As senior managers and consequently owners of stock options, we share with you the same interest in the increase of the value of the stock.

We are strongly supporting our manager G. Soula and we are certain he is truly essential for the long term sustainable success of Flamel.

5	In summary.

In his statement Mr. O.S. Schafer mentioned that Flamel could revolutionize the Drug Delivery Business. Our goal is not to revolutionize the business, but to create long-term, sustainable shareholder value by keeping the same management dedicated to your company with a strong experienced board. The goal is to obtain the confidence of major pharmaceutical companies to work with Flamel and its Micropump® and Medusa® technologies.

Without question, the long-term success of Flamel is due to innovative people developing the highest-quality pharmaceutical delivery products. I have no doubt that under the current, tested leadership we will continue to enhance shareholder value. Protect your investment by ensuring continuity of performance and leadership — please return your proxy card marked “FOR” resolutions 1 through 14, as well as 16 and 17. Vote “No” on 15 and 18 through 21.

Sincerely,

Dr. Gerard Soula
Founder, President and Chief Executive Officer
Flamel Technologies, S.A.